SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rumble Inc.

(f/k/a CF Acquisition Corp. VI)

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

78137L 105

(CUSIP Number)

Howard W. Lutnick
110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78137L 105

1	Names of Reporting Person.
CFAC Holdings VI, LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
11,764,000(1)
	8	Shared Voting Power (see Item 5 below)
0
	9	Sole Dispositive Power
11,764,000(1)
	10	Shared Dispositive Power (see Item 5 below)
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
11,764,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)
4.3%(2)
14	Type of Reporting Person
OO

(1)

Includes (a) 700,000 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” or “Common Stock”) issued upon separation of private placement units purchased by CFAC Holdings VI, LLC (the “Sponsor”) in February 2021 (the “Private Placement Shares”), (b) 7,480,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination with Rumble Inc., an Ontario corporation (“Legacy Rumble”), that was consummated on September 16, 2022 (the “Business Combination”) and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252598), (c) 1,875,000 shares of the Issuer’s Class A Common Stock purchased by the Sponsor pursuant to a Forward Purchase Contract that were issued and sold concurrently with the closing of the Business Combination (the “Forward Purchase Shares”), (d) 1,159,000 shares of Class A Common Stock purchased by the Sponsor in a private placement (the “PIPE”) that closed concurrently with the closing of the Business Combination. Also includes 550,000 shares of Class A Common Stock underlying an equal number of warrants (each, a “Warrant”) which are exercisable within 30 days of the date hereof. Each Warrant entitles the holder to purchase one share of Class A Common Stock at $11.50 per share.

The Sponsor is controlled by its sole member, Cantor Fitzgerald, L.P. (“Cantor”), which is controlled by its managing general partner, CF Group Management, Inc. (“CFGM”). CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)

Percentage based on number of shares of Class A Common Stock outstanding upon consummation of the Business Combination as advised by the Issuer, representing (a) the 30,000,000 public shares of Class A Common Stock immediately prior to consummation of the Business Combination, less 30,689 shares of Class A Common Stock redeemed in connection with the Business Combination, plus (b) the 700,000 Private Placement Shares, plus (c) 7,500,000 shares of Class A Common Stock issued upon conversion of an equal number of shares of Class B Common Stock, plus (d) the 1,875,000 Forward Purchase Shares, plus (e) 8,300,000 shares of Class A Common Stock issued and sold in the PIPE, plus (f) 63,123,432 shares of Class A Common Stock issued pursuant to the Business Combination, plus (g) an additional 167,662,211 shares of Class A Common Stock issuable upon the exchange of exchangeable shares in the capital of the Issuer’s subsidiary, 1000045728 Ontario Inc. (“ExchangeCo” and such shares, the “ExchangeCo Shares”). The share amount referenced in clause (f) includes 20,800,870 shares of Class A Common Stock placed in escrow pursuant to the terms of the Business Combination, and the share amount referenced in clause (g) includes 55,611,713 shares of Class A Common Stock issuable upon the exchange of the ExchangeCo Shares, with the underlying ExchangeCo Shares being placed in escrow pursuant to the terms of the Business Combination.

CUSIP No. 78137L 105

1	Names of Reporting Person.
Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0
	8	Shared Voting Power (see Item 5 below)
11,764,000(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power (see Item 5 below)
11,764,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
11,764,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)
4.3%
14	Type of Reporting Person
PN

(1)

Represents shares directly owned by the Sponsor as described above.

The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 78137L 105

1	Names of Reporting Person.
CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0
	8	Shared Voting Power (see Item 5 below)
11,764,000(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power (see Item 5 below)
11,764,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
11,764,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)
4.3%
14	Type of Reporting Person
CO

(1)

Represents shares directly owned by the Sponsor as described above.

The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 78137L 105

1	Names of Reporting Person.
Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0
	8	Shared Voting Power (see Item 5 below)
11,764,000(1)
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power (see Item 5 below)
11,764,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
11,764,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)
4.3%
14	Type of Reporting Person
IN

(1)

Represents shares directly owned by the Sponsor as described above.

The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 5, 2021 (as amended from time to time, the “Schedule 13D”) by CFAC Holdings VI, LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”, relating to their beneficial ownership in Rumble Inc. (f/k/a CF Acquisition Corp. VI) (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $33,615,000. The source of these funds was the working capital of Cantor.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

Pursuant to that certain subscription agreement dated December 1, 2022 (the “PIPE Subscription Agreement”), by and between the Issuer and the Sponsor, the Sponsor purchased an aggregate of 759,000 shares of Class A Common Stock for an aggregate purchase price of $7,590,000 in the PIPE that was consummated simultaneously with the Issuer’s business combination with Legacy Rumble. In addition, pursuant to certain assignment agreements entered into in September 2022, the Sponsor purchased an additional 400,000 shares of Class A Common Stock for an aggregate purchase price of $4,000,000 in the PIPE.

Pursuant to that certain forward purchase contract, dated February 18, 2021 (the “Forward Purchase Contract”), by and between the Issuer and the Sponsor, the Sponsor purchased an aggregate of 1,875,000 shares of Class A Common Stock and 375,000 Warrants for an aggregate purchase price of $15,000,000.

The proceeds from the transactions described above will be used by the Issuer for its working capital purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 280,229,954 shares of Class A Common Stock outstanding immediately following consummation of the Business Combination, as determined above, together with the 550,000 shares of Class A Common Stock underlying an equal number of Warrants exercisable by the Sponsor within 30 days) are as follows:

Sponsor
a)		Amount beneficially owned: 11,764,000	Percentage: 4.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	11,764,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	11,764,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Cantor
a)		Amount beneficially owned: 11,764,000	Percentage: 4.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	11,764,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	11,764,000
CFGM
a)		Amount beneficially owned: 11,764,000	Percentage: 4.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	11,764,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	11,764,000

Howard W. Lutnick
a)		Amount beneficially owned: 11,764,000	Percentage: 4.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	11,764,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	11,764,000

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 hereof which information is incorporated herein by reference.

(e) On September 16, 2022, the Reporting Persons ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On December 1, 2022, the Issuer and the Sponsor entered into the PIPE Subscription Agreement and on September 14 and 15, 2022, the Sponsor entered into certain assignment agreements with respect to additional PIPE subscription agreements. The PIPE was consummated concurrently with the Business Combination on September 16, 2022. The Sponsor is entitled to certain registration rights as set forth under the PIPE Subscription Agreement.

On February 18, 2021, the Issuer and the Sponsor entered into the Forward Purchase Contract. The transactions contemplated by the Forward Purchase Contract were consummated concurrently with the Business Combination on September 16, 2022.

On September 16, 2022, the Issuer, the Sponsor, and the other persons party thereto entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which amended and restated, in its entirety, the Registration Rights Agreement dated February 17, 2021, by and between the Issuer and the Sponsor. The Sponsor is entitled to certain registration rights as set forth under the Registration Rights Agreement.

The description of the PIPE Subscription Agreement, the Forward Purchase Contract and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, which are filed as set forth below.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to replace existing Exhibit 10.4 with the following, and add Exhibits 10.6 and 10.7:

Exhibit 10.4	Form of Amended and Restated Registration Rights Agreement, dated as of September 16, 2022, by and among the Issuer, the Sponsor and the other persons party thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 2, 2021).
Exhibit 10.6	Form of Subscription Agreement, dated as of December 1, 2022, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 2, 2021).
Exhibit 10.7	Forward Purchase Contract dated as of February 18, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 24, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2022	CFAC HOLDINGS VI, LLC

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: September 20, 2022	CANTOR FITZGERALD, L.P.

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: September 20, 2022	CF GROUP MANAGEMENT, INC.

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: September 20, 2022
/s/ Howard W. Lutnick
Howard W. Lutnick